EXHIBIT 6

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 6/30/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
5/9/2025	Sell	744	40.19
5/12/2025	Sell	1,269	40.62
5/13/2025	Sell	4,172	41.14
5/14/2025	Sell	1,000	41.04
5/15/2025	Sell	100	41.19
6/16/2025	Sell	11,220	42.37
6/17/2025	Sell	3,650	41.93
6/20/2025	Sell	851	42.83
6/23/2025	Sell	2,655	42.67
6/24/2025	Sell	8,666	41.96
6/26/2025	Sell	2,210	42.47
6/30/2025	Sell	64,021	43.87